Exhibit 99.95

Consent of Paulo Pereira

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference into the Registration Statement on Form 40-F of GoldMining Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	News release dated August 5, 2020;
(b)	News release dated July 15, 2020;
(c)	Management's discussion and analysis for the three and six months ended May 31, 2020.
(d)	Technical report entitled "Technical Report: Almaden Gold Property, Washington County, Idaho, USA" dated effective April 1, 2020;
(e)	News release dated June 24, 2020;
(f)	News release dated June 16, 2020;
(g)	News release dated June 3, 2020;
(h)	News release dated June 3, 2020;
(i)	News release dated May 5, 2020;
(j)	Management's discussion and analysis for the three months ended February 29, 2020;
(k)	News release dated March 3, 2020;
(l)	News release dated February 24, 2020;
(m)	Annual information form dated February 21, 2020;
(n)	Management's discussion and analysis for the year ended November 30, 2019;
(o)	News release dated January 30, 2020;
(p)	News release dated December 3, 2019;
(q)	News release dated November 4, 2019;
(r)	Management's discussion and analysis for the three and nine months ended August 31, 2019;
(s)	Management's discussion and analysis for the three and six months ended May 31, 2019;
(t)	News release dated April 17, 2019;
(u)	Management's discussion and analysis for the three months ended February 28, 2019;
(v)	News release dated March 4, 2019;
(w)	Annual information form dated February 28, 2019;
(x)	Management's discussion and analysis for the year ended November 30, 2018; and
(y)	News release dated January 9, 2019.

/s/ Paulo Pereira
Paulo Pereira, BSc, PGeo

Dated: September 25, 2020